EXHIBIT 1

FIRST MANHATTAN OUTLINES STRATEGIC PLAN TO FIX VIVUS

Plan Addresses Failed Qsymia Launch and Spiraling Expenses That Are Causing a Hemorrhaging of Cash

New York – June 25, 2013 – First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the owner of approximately 9.9 percent of the outstanding shares of VIVUS, Inc. (“Vivus”) (NASDAQ: VVUS), today filed a new presentation with the Securities and Exchange Commission (the “SEC”) on its strategic plan to realize Vivus’ potential.

The presentation details the multi-pronged plan of FMC’s nominees to the Board turn around Vivus:

1.

Ensure the right management is in place. FMC believes that Vivus’ CEO has demonstrated a lack of the expertise and experience that is critical to successfully commercializing Qsymia. Independent boards need to transition from founder/CEOs to experienced executives when they have commercial products. We believe that the CEO’s lack of experience and judgment is clear. FMC is already in advanced discussions with several executives about the CEO role, and we are encouraged by the quality of those candidates and their level of interest. We believe a new board independent of an entrenched CEO will attract the best talent to Vivus to lead the company forward. Moreover, FMC believes that a strong independent board would have transitioned the CEO several years prior to Qsymia’s commercialization. This is the critical role of a board at biopharma companies with a founder CEO. It has been key to the success of countless biopharma companies.

2.	Engage the right pharmaceutical partner on the right partnership terms. FMC believes that Qsymia has enormous potential. Vivus’ sitting board and management lacked the foresight to engage a primary care pharmaceutical partner in the pre-launch years. FMC’s nominees have a plan to carefully select a partner with 1) a large sales force that can sell Qsymia in the primary detail position, not in a secondary position as planned by Vivus; 2) a strong presence in managed markets that will overcome barriers to insurance coverage that keep Qsymia from patients who need it; and 3) the ability to limit the time that Qsymia is encumbered to ensure Vivus shareholders can maximize the long-term economics and leave open the option to sell the company in the future.

3.	Fix the unsustainable expense structure that is failing to generate revenue. Vivus has an unsustainable expense structure with spiraling SG&A costs and, in FMC’s view, very little financial discipline. It is now preparing to launch an expensive direct-to-consumer campaign that almost surely reflects the same amateurism of its previous commercial activities. Sales have been negligible while expenses and the cash burn rate have been growing at a rate that will lead to even more debt and shareholder dilution. Since Vivus has perhaps less than two years of cash on hand, FMC’s nominees’ plan includes reducing spending and cash burn; reallocating resources to increase demand for Qsymia and generate revenue; and substantially decreasing spending on unbranded disease awareness programs. The director nominees have established a committee that will, along with the new CEO, conduct an immediate financial and operational review in conjunction with a financial advisor.

4.	Fix the U.S. commercial strategy. Vivus’ commercial strategy has included a succession of confusing discount and rebate plans. None of them has worked. The Vivus rebate plans do not address the realities of patients' ability to pay. They ignore a critical best practice in pharma marketing: lower patients’ out-of-pocket costs to the $30-$50 per month range to drive utilization. FMC’s nominees, who have the broad experience and key skills necessary for successful commercialization, will look to create separate strategies for the reimbursed and the cash-pay markets. The goal is to lower patients’ out-of-pocket expenditures to no higher than $50 per month. FMC would also look to target physician groups who already treat substantial numbers of obese patients.

5.	Optimize Medicare and commercial reimbursement strategy. FMC believes Vivus has a simplistic and inadequate plan for Medicare reimbursement. FMC’s nominees have extensive U.S. government experience and plan to make Qsymia the standard of care for all public and private reimbursers. The plan includes aggressively pursuing: 1) difficult-to-obtain Medicare acceptance; 2) demonstration projects under the Patient Protection and Affordable Care Act to demonstrate clear cost savings; and 3) CMS carrier and Medicaid rulings on a state-by-state basis.

6.	Execute a Euro-centric approach to obtaining E.U. approval through the centralized procedure. FMC believes that Vivus’ seriously flawed approach to E.U. approval for Qsymia has impaired the company’s credibility with European regulators and jeopardizes its substantial value in Europe. Drs. John Kastelein and Rolf Bass, two of FMC’s nominees, are highly experienced and respected members of the European regulatory community. FMC has already engaged Dr. Ulrich Granzer, one of the most respected regulatory consultants in Europe and the co-founder of the European Union Regulatory Affairs Group. If elected, the new executives will accelerate a cardiovascular outcomes trial in Europe and will execute a Euro-centric approval approach to obtaining E.U. approval through the centralized procedure. The centerpiece of this strategy is conducting a cardiovascular outcomes trial that satisfies the needs of the key members of the CHMP. FMC believes this approach will engender the trust and confidence of European regulators, and is the only way in Europe to unlock shareholder value.

Additional details regarding FMC nominees’ strategic plan for value creation at Vivus are in an investor presentation filed with the Securities and Exchange Commission today. That presentation, along with other FMC materials, is available at: http://www.ourmaterials.com/VVUS/.

FMC urges shareholders to VOTE THE WHITE PROXY CARD to help deliver the necessary change to salvage Vivus’ potential. If shareholders have any questions regarding their WHITE proxy card or need assistance in executing your proxy, please contact MacKenzie Partners, Inc. at (212) 929-5500 or Toll-Free (800) 322-2885.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

FMC provides professional investment management services primarily to high net worth individuals as well as to partnerships, trusts, retirement accounts, pension plans and institutional clients. The firm currently manages in excess of $14 billion.

Additional Information and Where to Find It

FIRST MANHATTAN CO., FIRST HEALTH, L.P., FIRST HEALTH LIMITED, FIRST HEALTH ASSOCIATES, L.P., FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, FIRST BIOMED, L.P. AND FIRST BIOMED PORTFOLIO, L.P. (COLLECTIVELY, “FIRST MANHATTAN”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON JUNE 3, 2013 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD TO BE USED TO

SOLICIT PROXIES FROM THE STOCKHOLDERS OF VIVUS, INC. (THE "COMPANY") IN CONNECTION WITH THE COMPANY'S 2013 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY FIRST MANHATTAN, SARISSA CAPITAL MANAGEMENT LP, SARISSA CAPITAL OFFSHORE MASTER FUND LP, SARISSA CAPITAL DOMESTIC FUND LP, MICHAEL JAMES ASTRUE, ROLF BASS, JON C. BIRO, SAMUEL F. COLIN, ALEXANDER J. DENNER, JOHANNES J.P. KASTELEIN, MELVIN L. KEATING, DAVID YORK NORTON AND HERMAN ROSENMAN (COLLECTIVELY, THE "PARTICIPANTS") FROM THE STOCKHOLDERS OF THE COMPANY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS. THE DEFINITIVE PROXY STATEMENT AND FORM OF PROXY HAVE BEEN FURNISHED TO SOME OR ALL OF THE STOCKHOLDERS OF THE COMPANY AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD MAY BE OBTAINED WITHOUT CHARGE UPON REQUEST BY CONTACTING MACKENZIE PARTNERS, INC. AT (800) 322-2885 (TOLL-FREE) OR (212) 929-5500 (COLLECT).

Contacts:

The Abernathy MacGregor Group

Chuck Burgess / Mike Pascale

212-371-5999

clb@abmac.com / mmp@abmac.com

Mackenzie Partners

Larry Dennedy / Charlie Koons

212-929-5239 / 212-929-5708